kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

THE COMPANY

1.   **Name of issuer:** kulaBrands, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Name: Peter Gantner   Dates of Board Service: 9/26/2016 - Present

Principal Occupation: President, kulaBrands, Inc.
Employer: kulaBrands, Inc.   Dates of Service: 9/26/2016
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

        Position: President   Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

        Employer: Peter Gantner Inc
        Employer's principal business: Buying and selling excess inventory
        Title: President   Dates of Service: June 2014
        Responsibilities: Day to Day operations, marketing, sales and buying

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Name: **Doug Kyle**   Dates of Board Service: 9/26/2016 - Present

Principal Occupation: CTO
Employer: kulaBrands, Inc.   Dates of Service:
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Secretary and Treasurer   Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Much More Online Inc.
Employer's principal business: Online marketing and sales
Title: President   Dates of Service: 2-10-15 to 2-28-16
Responsibilities: Online sales and operations

Employer: IRC Production Inc
Employer's principal business: Online marketing
Title: President   Dates of Service: 4-13-04 to 2-10-15
Responsibilities: Online sales and operations

Name: **Joe Norris**   Dates of Board Service: 9/26/2016 - Present

Principal Occupation: Software Executive
Employer: Quorom Business Solutions   Dates of Service: 9-14-2014-Present
Employer's principal business: Oil and Gas Software

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Executive Vice President   Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Accenture
Employer's principal business: Business and IT Consulting
Title: Partner   Dates of Service: 6-16-1986 to 3-1-12
Responsibilities: Large Client Account Director

Name: **Cory Moran**   Dates of Board Service: 9/26/2016 - Present

Principal Occupation: Member Development

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

Employer: kulaBrands, Inc   Dates of Service: 9/26/2016 - Present
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Board Member   Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: GlowMed SPA
Employer's principal business: Physical Therapy
Title: LMT   Dates of Service:3/1/2014- 9/26/2016
Responsibilities: Lead Massage Therapist and Employee Management

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

Name: Peter Gantner
        Title: President   Dates of Service: 9-26-16
        Responsibilities: Executive direction of the company; interacts with the Board of Directors to ensure completion of directives.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Peter Gantner Inc
Employer's principal business: Buying and selling excess inventory
Title: President   Dates of Service: June 2014
Responsibilities: Day to Day operations, marketing, sales and buying

Name: **Doug Kyle**
        Title: Secretary and Treasurer   Dates of Service: 9/26/2016 - Present
        Responsibilities: The Treasurer is responsible for managing the company's financial reporting and compliance.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Much More Online Inc.
Employer's principal business: Online marketing and sales
Title: President   Dates of Service: 2-10-15 to 2-28-16
Responsibilities: Online sales and operations

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Employer: IRC Production Inc
Employer's principal business: Online marketing
Title: President   Dates of Service: 4-13-04 to 2-10-15
Responsibilities: Online sales and operations

Name: Dawn Clifton
Title: VP Software Systems Development, Software Department
Dates of Service: March 10, 2017 to Present

Responsibilities: Application Engineer, Technical Lead, design solutions using modern software architecture providing overall guidance to software engineers, drive software development across multiple teams/phases and ensure execution of project work plans and that development objectives are met, ensures high level technical support is provided, works closely with management and other departments to identify and maximize opportunities to use technology to improve business processes.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No prior positions held

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Apple, Inc
          Employer's principal business: Technology
          Title: Mac Expert
          Dates of Service: October 2014 - August 2016

          Responsibilities: Apple OS Expert supporting Apple technologies; coach and mentor technical, team members and customers; testing in non-production and production environments; log analysis; problem isolation methodologies; team lead.

Name: Michelle Shore

Title: VP Software Systems Development, Software Department
Dates of Service: December 4, 2016 - present
Responsibilities: Website and mobile app planning, wireframe creation; web page & moile app design and layout. Suprervise and review code development; Testing and quality control of all web and app development prior to launch. Review, maintain and upgrade websites and apps as necessary after launch.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:
No prior positions held

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Solutionelle
          Employer's principal business: Web Development / Internet Marketing
          Title: Owner
          Dates of Service: November 2011 - December 2016

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Responsibilities: Plan and execute all e-Commerce web development (online stores), website promotion & marketing, social media marketing for external clients

Employer: County of Lambton
Employer's principal business: Municipal Government
Title: Sr. Certified Web Developer
Dates of Service: January 2006 - November 2011

Responsibilities: Design and develop web systems including bi-lingual government website and intranet; Program system for Purchasing/Tenders RFPs; Co-developer for county GIS system; Maintain and upgrade county library and hospital websites, Upgrade and build new database systems and web servers. Directing all software programming and documentation development; Consulting with various government departments on project status and proposals.

Employer: Craigwood Youth Services
Employer's principal business: Community-Based Mental Health Services
Title: Certified Web Developer
Dates of Service: January 2002 - January 2006

Responsibilities: Design, develop, implement, and maintain data-driven desktop and web applications for external clients as well as manage the development and maintenance of company web applications (Internet and Intranet). Supervised tech support agents, and assisted Marketing Director with graphic design media for printed flyers, banners and brochures.

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Peter Gantner	120,795 Class A and 347,715 Class B	65.60%
Doug Kyle	41,955 Class A and 152,285 Class B	28.53%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

kulaBrands is dedicated to building the community, locating unique talent, inventions, and supporting the community of members to bring these to market successfully. As a patent-pending business opportunity, kulaBrands sells memberships to those interested in joining the kulaBrands community. Members, in turn, receive royalties for products they choose to crowdfund, brand, and or sell. Members also receive royalties on members' activity referred by them.

Business Plan

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

1.0 Executive Summary

kulaBrands is dedicated to building the community, locating unique talent, inventions, and supporting the community of members to bring these to market successfully. As a patent-pending business opportunity, kulaBrands sells memberships to those interested in joining the kulaBrands community. Members, in turn, receive royalties for products they choose to crowdfund, brand, and or sell. Members also receive royalties on members' activity referred by them.

kulaBrands™ Inc is a new, innovative company inspired by the idea of creating a company for the people that radically changes the home-based business model. kulaBrands is the brainchild of Inventor and Businessman, Peter Gantner. kulaBrands has evolved over the last 3 years to a functioning business through the collaboration and committed efforts of our dynamic team and the kulaBrands community, including Doug Kyle, Yaan Gulledge, and Cory Moran who have brought it all together. Also, the successful businessman, Mr. Jeff Hoffman (co-founder Priceline.com), is a co-founder and applauds it. Mr. Hoffman is quoted as saying, "kulaBrands is one of the first business models I have ever seen designed right from the ground up."

By developing a company that uses collaboration and fosters innovation, the result is a dynamic, synergistic paradigm that has revolutionized a shift in business. kulaBrands invites inventors, creative artists, and entrepreneurs to join forces in a unique patent-pending business model to collaborate and launch new products, as well as their respective companies!

kulaBrands business was developed by recognizing and combining several powerful trends: crowdfunding, social media marketing, crowd intelligence, work from home movement, and collaborative business structure.

By combining collaboration, technology and online social networks with community-based crowdfunding (social funding), direct sales (social selling), and social branding/marketing, the products we decide to launch can go beyond the traditional home-based business format to the shelves of the traditional retail marketplace worldwide, both off and online.

In compliance with our Community Bill of Rights, a community-elected kulaBrands member will always have a seat on the Board of Directors. This Board member ensures that kulaBrands members are represented in every aspect of our business. With our business model, the kulaBrands community, inventors, and company succeed together, and everyone benefits from everyone else's success.

2.0 Company Overview

kulaBrands™, Inc. (the "Company"), a Delaware corporation, is a community-based, patent-pending business model in the home-based business space that perpetually rewards its members for supporting inventors and project creators. The patent is based on Dynamic Reverse Royalty Allocation Systems and Methods, U.S. Pat. App. No.: 15/441,735, which are paid by an inventor or an artist to kulaBrands for supporting them in the three critical areas needed to build a successful brand/company. The three areas are social sourcing (reward-based crowdfunding), social branding/marketing, and social selling (direct sales). These activities are accomplished using proprietary software, internet, crowdfunding platforms, social media sites, brand ambassadors, and collaborative community activities. The Company operates kulaBrands.com, kulafunded.com, shopkula.com, and kulaforum.org websites and facilitates activities performed by the community members (the "Community").

The Community membership is governed by member-specific agreements to explain the rights, obligations, and terms of membership with kulaBrands. As a community-driven company, the Company aims to include the members in the management and operational decisions of kulaBrands and welcomes their thoughts and suggestions regarding their agreement. Members joining the Community agree to the terms and conditions of the signed member agreement (including the Compensation Plan). In addition to receiving reverse royalties, mentioned above, Currently, the lifetime membership fee is $299.

From February 28, 2016, to June 30, 2019, the Company signed contracts engaging 42 inventors and with the power of the Community launched 43 products with the current membership count of 6,205.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

2.1 What Makes kulaBrands Different?

The kulaBrands difference is our understanding and the focus on the kulaBrands Community. We understand that the true power of the model is the Community members. We have developed a business model and culture that enables every activity of each member to help build royalties for themselves, as well as other Community members. We exemplify, "a rising tide raises all ships." We believe that collaborative business models are the future of the modern economy.

2.2 How kulaBrands Helps Inventors Succeed

The kulaBrands patent-pending business model provides entrepreneurs with the three main elements of success. kulaBrands provides a ready-made, active Community that supports the inventor with funding, sales, and branding and marketing. Funding is achieved via reward-based crowdfunding.

Our process starts with what is known as pre-pledging, where kulaBrands Community members vote on every project. Pre-pledging determines how many members are interested in backing a project once it is posted on a crowdfunding website. Not every member will be involved in every project.

Having enough votes in favor of the project ensures the business owner or inventor that they have enough backing ("social capital") to reach their funding goal, within 24 hours of going live on the crowdfunding platform. Now the inventor has money and the continued support of the kulaBrands Community once the project leaves the crowdfunding platform and launches into the mass marketplace.

Once the funding is accomplished, the Community begins to focus on sales, branding and marketing the products and or services.


Social Sourcing


Social Promotion


Social Selling

2.3 Challenges of Crowdfunding

The first challenge is that funds are needed even before the idea launches on a crowdfunding platform. The inventor must spend money on writing, video production, graphic design, prototype development, and other similar items. The second challenge is the time it takes to get a product and campaign ready for crowdfunding.

Once crowdfunding sites, such as Kickstarter or Indiegogo, approve a project and the inventor has specified a fundraising goal, the hope is that enough people will make a pledge (or back the project) to help the inventor achieve that goal. However, only a few projects reach their goal, as illustrated below:

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**


Only a Few Projects Make Any Money
Crowdfunding Sites
65%
Fail to fund
Domotics Kit: an IoT platform for every Smart Home
PLAY
23
backers
$3,131 USD
4
days to go
Back This Project
Crowdfunding Sites
85%
Raised less than 20K

2.4 **Building a community *before* listing on a crowdfunding platform is the most powerful key to success. Knowing *who* exactly is committed to pledging on the project during the first day that it goes "live" and leveraging social capital increases chances of success.**

kulaBrands Branding and Marketing

Branding and marketing are among the topmost costly expenses for a business. Development of a company's messaging, logo design, and how a consumer interacts with those aspects of the business, requires preparation and expertise. Entrepreneurs often grossly underestimate how much time and money is needed to market a product effectively. Before the days of the internet, the traditional model of branding and marketing looked like the image below.


Public Relations
Direct
Events
Advertising
In-Store
Offline
Online
Word of Mouth
Sales Promotion
Telemarketing
Field Marketing
Sponsorship
Traditional branding = High Cost to the product owner!

Many of those classic marketing methods are still in use today, and at very high costs to the entrepreneur or business owner. These days, internet marketing, social media marketing, and now kulaBrands, is a much more effective method. Especially for cash strapped startups.

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

kulaBrands has created tens of millions of social media views for our current companies, as well as increased engagement on the content created, which is higher than average, and released by non-kulaBrands startup companies. Several of our brands have been contacted and are doing business with major companies due to this engagement.

2.5 kulaBrands Leverages Social Platforms to Drive Sales

In simple terms, social selling means using the internet's social media platforms to create brand awareness and to drive product sales. Because kulaBrands begins driving online sales immediately after a crowdfunding project closes, the creator or inventor can preserve capital in the business exactly when he/she needs it most—at startup.

Also, kulaBrands helps increase income for the inventor at a time when sales are historically slow—at startup. Each kulaBrands member has his/her portal website, dedicated to the sale of products from kulaBrands-supported projects.

All initial sales take place online and can be shipped directly from the inventor's business location.

2.6 Direct Sales

Our members generate direct sales on Shopkula.com and kulaFunded. These platforms were built to sell all products supported by kulaBrands. As well, we utilize Amazon.com, Ebay.com, Facebook, and other third-party sites to generate direct sales. We also create additional sales when our members sell our inventor products at fairs and festivals and when they set up fundraisers with Kula Ultimate Fundraiser.

This revenue path enables the Community members wanting to build additional income using direct off and online social selling (direct sales) to subsidize income and retirement.

2.7 Top Reasons Inventors Work with kulaBrands

kulaBrands is a complete solution to inventors. We provide development funds, working capital through reward-based crowdfunding, revenue via direct sales, and social branding and marketing. This complete solution is provided without the inventors needing to sell any equity in their businesses. Another key reason is that the kulaBrands model helps reduce the cost of performing the previously mentioned activities. These reasons allow for better utilization of available capital. Improving the chance of success for the business. Business owners and inventors can enjoy the following benefits when partnering with kulaBrands.


Equity
Inventor may potentially keep 100% equity in their business
Sales Boost
kulaBrands™ members' vested interest in an inventor's product continually drives sales
Access To Distribution Channels
kulaBrands™ helps get products into major distribution channels worldwide
Easy Transition To Mass Market
kulaBrands™ makes the move from crowdfunding to traditional retail much easier
Make Money Sooner
Business owners can start generating income during the startup phase of their business
Social Media Marketing Support
Social media engagement on all major social platforms. Fast, easy and cost effective for the inventor
Preserve Cash Flow
No up-front expenses with kulaBrands™. Inventor pays nothing until revenue is already being generated
Social Capital
Provides working capital through reward-based crowdfunding success

OFFERING STATEMENT

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

3.0 Market Overview

3.1 Market Size

1. Entrepreneurs launching new projects needing help – Estimated 20,000 plus each year
2. Projects unsuccessfully crowdfunded on top platforms – Estimated 281,800 in last 10 years
3. People in home-based business – Worldwide Market Estimated at 50,000,000 plus people in 2006
4. Global retail marketplace – Estimated at $26,000,000,000,000
5. People who dream and desire to earn residual income – Just about everyone

3.2 Target Market

1. Full-time/Part-time employees, entrepreneurs, and retirees who are looking to develop additional residual income working from home on a part-time basis.
2. Entrepreneurs that love to sell to independent retailers, fundraisers and at fairs and festivals
3. Inventors who are looking to bring their product to the market who need help in the development, funding, and all other aspects of building a successful company.

4.0 Competitive Advantage

1. The strength of our community (many hands make for light work)
2. Patent-pending business model
3. The ability of all members to generate income without having to recruit
4. No auto-ship program
5. No money paid out for recruiting
6. The collective intelligence of members
7. Proprietary software
8. First and only mover advantage
9. Increased skills of our growing community
10. Three years and three months of experience building and developing this model

5.0 Brands Teamed with kulaBrands

Currently, the Community backs 42 brands in various stages of development. Each of these brands has successfully reached or succeeded in the funding goal on Kickstarter, Indiegogo, or kulaFunded.

Two projects, Drop It Baby and World Art by Jason Juranek, are presently active campaigns on Kickstarter. Drop It Baby has more than surpassed its goal of $20,000. The World Art campaign has exceeded its $25,000 goal with over $29,000 in pledges.

kulaBrands has a 100% track record with reward-based crowdfunding. We have currently raised more than $2,000,000 for over 40 projects.

Provided below is a brief description of some projects supported by kulaBrands Community members.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



HealX Nutrition

Our HealX Nutrition™ brand of CBD products is of the highest quality pharmaceutical grade products. Scientifically driven and medically focused, the oils are as pure as can be, and we are vertically integrated, from plant to product all done under one roof. What we say is on the label IS what's in it the product. We stand behind every product every day.

- Pharmaceutical Grade
- 100% Organic Hemp Oil
- Highest Bioavailability on the market (delivers maximum absorption to the body system)
- Vertically Integrated (we control from seed to shipping)
- Partnered with a top biochemist with one passion: To help others
- Integrity. Packed with the exact amount of CBD that we say is on the label
- Second-to-none extraction process



DigieBot

DigieBot is an intuitive trading robot software, developed by two master traders with over 40 years of combined experience. DigieBot analyzes the cryptocurrency market using proprietary algorithms to determine the best entries and exits automatically (based on Volume, Order Book, Time and Sales, and Proprietary Volume Indicators).

DigieBot connects through an API with a major trading exchange. When DigieBot detects a good buying opportunity, it will execute a buy trade. When DigieBot determines it is time to sell, it will close the trade and begin looking for a new trading opportunity. DigieBot can trade multiple coins at once, and all your money stays in the exchange.

Digiebot was designed to trade online 24/7 with minimum human interaction; however, you always have full control of DigieBot. You can close any trades, pause any of the triggers, and use the chart to determine good entries for trades you would like to manually enter, allowing DigieBot to manage the trade for you.



Cords of Steel

The Toughest, Smartest, Most Versatile Charger on the market! Charge iPhone and Android with one head!

The world's FIRST all-metal charging cable for both iPhone and Android devices! Flexible stainless-steel cord with SUPER STRONG alloy housings! One head charges all lightning and Micro USB devices with no parts to CHANGE and no parts to LOSE!

The company is in the process of launching the ZANO Voyager. A new innovative cell phone charging device.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



King of Hearts

King of Hearts members constitute a who's who of writers and players in the music industry, including Tommy Funderburk, vocals (Airplay, Boston), Bruce Gaitsch, guitar (Madonna, Richard Marx), CJ Vanston, keyboards (Toto, Spinal Tap), Keith Carlock, drums (Steely Dan, Sting) and John Patitucci, bass (Herbie Hancock, Chick Corea). Their album, California, also includes today's most respected artists, Timothy B. Schmit (Eagles), Peter Cetera (Chicago), and Phil Collen (Def Leppard). King of Hearts has created a new sound and genre of music, "Modern Classic Rock."



Muzit

Muzit is both a big data solution and a disruptor to the way the entertainment industry has treated the world's largest distribution channel – peer to peer (P2P) file sharing. Conceived by copyright owners, industry insiders and proven technology industry veterans, Muzit offers artists and other copyright owners the only positive and proven solution to monetize the vast, untapped online P2P file sharing community. Muzit's proprietary TRACE platform monitors unauthorized global P2P distribution of copyrighted content, processes this data into powerful analytics, enhances this data with artificial intelligence and machine learning and empowers copyright owners to capitalize on this data with effective business decisions.



EZ-On BaBeez

The EZ-ON BaBeez Baby Bodysuit is a redesigned Baby Bodysuit, which allows parents and caretakers of babies to change a baby's diaper quickly and easily! It also reduces the frequency of changing out the baby bodysuit itself with every diaper change.

Our EZ ON BaBeez Baby Bodysuit is unique and different from the traditional baby bodysuits in several ways. We redesigned and moved the opening to access the diaper from the baby's crotch area up to the belly button. This redesign provides quick, easy, and full access to the diaper without moving the baby, and, without getting one's fingers messy. We eliminated the metal snap-on buttons and replaced them with soft but strong Velcro making it safer, easier, and quieter with minimal disturbance. We also added a water-resistant liner from the lower back of the garment to the belly button at the front, which allows minor wetness to be wiped dry, eliminating having to change out the Baby Bodysuit.



GunBail: A movement to save lives

GunBail is led by entrepreneur, Trevor Brooks, whose experiences with gun violence growing up in Baltimore led him to create a new solution to lessen the impact of illegal guns on urban communities. He is supported by AmazonWeb services.

Gunbail Was launched with a simple concept: Since most gun homicides in our cities are committed using illegally obtained guns, reducing the availability of those guns will help stem the tide of violence.

To help make this happen, we are developing an innovative platform with a pre-arrest and post-arrest that allows non-violent offenders to surrender their illegal guns in exchange for diversion or bail release.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**



Buddha Gear

Buddha Gear is dedicated to spreading the seeds of mindfulness through unique quality designs of fashionable, functional, affordable headwear and gear. Each item is designed to create an outward expression of an inner reflection, bringing awareness through the symbols on the products. Buddha Gear is committed to giving back to the community. For every Buddha Beanie sold, Buddha Gear gifts one to the homeless with a positive affirmation sewn inside reminding them that they are loved and supported.



Tuck Visor

TUCK IT IN, BLOCK IT OUT TuckVisor, the cousin to its popular tinted vinyl film ClingVisor, is a removable and reusable windshield sunshade visor that is effortless to use, an ingenious solution to blocking sun and glare coming through your car's side windows. TuckVisor's unique, patent-pending shape fits all vehicles and is better than a sun visor clip. TuckVisor tucks into place quickly and is held firmly by the window and trim.



Drop It Baby®

JoyLynn and her husband, Brian, invented Drop It Baby® after an incredibly frustrating meal with their then 8-month old twins. Tired of continually picking their sippy cups and toys off dirty floors, Brian conceived Drop It Baby® and JoyLynn created the first prototype on the spot during that very meal!

Drop It Baby is currently carried by Walmart.com and is being reviewed for a test at retail.

6.0   Future Products and Services

Future projects and brands for kulaBrands are open to technology, publishing, food and spices, design, automotive, music and film, services and many others. kulaBrands uses collective intelligence of the community to decide which projects are launched. The kulaBrands community represents a cross-section of the of the global retail community. Currently, we have over 20 products in different stages of development, which we will be presenting to the community.

7.0   Key Operational Process

The kulaBrands business model covers three critical success factors that a company needs to become profitable. Without these three things, a product will not survive in the marketplace.

1. Crowdfunding Assistance: Through the reward-based crowdfunding process, kulaBrands helps inventors and entrepreneurs obtain capital to manufacture and launch their product.

2. Branding and Marketing: kulaBrands provides social media marketing services to build trust and brand awareness.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

3. Advertising and Sales: The kulaBrands community leverages the power of the internet to help promote and drive sales for all products that kulaBrands supports.


Branding
Marketing
Sales
Money

Whenever a kulaBrands-supported product makes a sale, anywhere in the world, kulaBrands members earn a reverse royalty, if they supported that product in at least one of the three kulaBrands pools.

People joining kulaBrands pay a fee to become part of the Community with no monthly fees or auto-ship requirements. There is a $25 yearly renewal on all new members joining. The unique business model provides a Bill of Rights that genuinely gives the Community set rights within the Company and with the Community. Additionally, kulaBrands reserved a seat on the Board of Directors for an elected community member because we believe it is essential for community members to be involved in every aspect of our business

kulaBrands is truly a part-time business model where, on a couple of hours a week over 3-5 years, people can build a substantial residual income. There is no requirement to recruit, and although that aspect is available, recruiting is not necessary for a person to create and build a residual income.

In addition to using our Community to generate revenue in their contacts and connections, we also leverage existing systems and existing distribution channels to distribute inventor products. So, in the early stages, kulaBrands is the one driving and creating sales for those products. As we move forward, our goal is to use much bigger distribution channels, which in turn allows us to have a much larger number of the Community making large incomes as well as everyone generating some income monthly.

Funding is dramatically more accessible through the mechanism of reward-based crowdfunding. Relevant market exposure is achieved by a hybrid, of our engaged community members and our company-own at-will, automated social media publishing software. Sales revenue is driven by our highly incentivized community of influencers, through tried and true affiliate commission programs, using high converting sales pages, as well as word of mouth advertising for success in both on and offline sales channels. With these three aspects working in concert, we can use the $300 billion direct sales industry to leverage the power of the $26 TRILLION global retail markets and develop these projects into international brands.

Today's technology facilitates greater individual social reach and leverage, which when used to its full advantage, provides a blue ocean of opportunity, in which our members can monetize their activity making it easier, faster, and more likely for a project to have a successful launch into the marketplace.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Royalties are one of the ideal revenue sources in the world. However, until now, royalties have been available only to a small segment of the population. The kulaBrands business model makes that income accessible to anyone with access to the Internet and opens an opportunity for large-scale collaboration, generating royalty income for the people who need it most.

8.0   Additional Equity companies

The kulaBrands model allows for the company to participate in deals, which also include equity ownership in companies. Currently, kulaBrands holds equity in the companies listed below. These companies are in different stages of development.

1. Vibe Bottle
2. GunBail
3. Kula Marketing
4. Kula Ultimate Fundraising
5. HealX Nutrition
6. Romeo Johnson Project

Three additional companies we are working on receiving equity ownership are:

1. Herbally Pure
2. Sight Saver
3. Kula Music Platform

9.0   Achieved and Projected Milestones

Launch first crowdfunding project	Completed September 2016
Reach community size of 2000	Completed January 2017
Reached community size of 5000	Completed July 2018
First kulaBrands supported product at mass retailer	Tuck Visor was shipped to TA and Petro truck stops May 2018
Launched kula Marketing System to hit growth projections	June 2019
Reach community size of 10,000	Projected December 2019
Attendance of 1000 members at kulaParty 4	Projected September 2020
Reach community size of 50,000 plus	July 2021
Achieve cash flow positive	January 2020

10.0   Management Team

The kulaBrands Management team is a collaboration of experience and talent encompassing many areas expertise. They are entrepreneurs, CEOs, businessmen and women, mothers and fathers, grandparents, and teachers, to name just a few. Together, they are dedicated and committed to changing lives around the world and making kulaBrands the greatest Company and Community for anyone desiring true residual income. Peter Gantner is personally committed to making the world a better place for our children, grandchildren, and future generations.

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



Peter Gantner
Founder
Chief Executive Officer (CEO)
Board Member
Inventor and Serial Entrepreneur

Peter runs the overall operations of kulaBrands. He ensures that all decisions made are in the best interest of the entire Community.

Peter Gantner is the founder and creative entrepreneur at the helm of kulaBrands. Determined to change the home-based industry model, Peter was inspired to create an innovative company for the people and by the people. The kulaBrands' unique business model is patent-pending and radically changing the home-based business model allowing Community members an opportunity to position themselves to earn a true, lifelong residual income.

Peter began his entrepreneur career at age 12 selling candy "for a profit" to his classmates. Early on he realized being an entrepreneur was exactly what he wanted to do in life. One of Peter's early successes was Crazy Bones, a collectible mini game toy sensation. Along with his partners, Peter launched Crazy Bones in the United States in the late '90s.



Doug Kyle
Founder
Chief Technical Officer (CTO)
Chief Operating Officer (COO)
Board Member

Doug is kulaBrands' trailblazer in making things happen behind the scenes. He oversees website and software development.

As CTO, Doug's focus is on the design and development of all software that runs the company. This software includes the members' experience interface (the members' back office) and the development of all software for the branding and marketing of kulaBrands and kulaBrands products. Doug is also a local and international educator and spokesperson for kulaBrands software and infrastructure.

As COO, Doug focuses on the daily operations of kulaBrands. His focus is to build a foundation that ensures kulaBrands' future growth and expansion.

Doug has been an entrepreneur most of his life. He started his first company at the age of 23, negotiating GSA (General Services Administration) contracts in Washington, DC for microcomputer manufacturers in the early '80s. After that, he worked in the computer industry in the role of manager and district manager for three computer firms.

He went on to become President and Chief Technology Officer (CTO) of Kyle Miller Insurance. There he played a key role overseeing software and systems developments for the agency. Doug also contributed to human resource alignments, operations strategies and policies, and employee alignment with corporate goals.

After a successful 15 years, Doug was instrumental in negotiating and selling Kyle Miller Insurance. After selling Kyle Miller Insurance, he also provided online marketing and sales through Amazon for IRC Productions Inc.

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Under Doug's leadership, kulaBrands, Inc. has consistently delivered value to its members through operational innovation and excellence. He brings invaluable experience, including a community mindset that comes from developing communities throughout his career.

Outside of his work with kulaBrands, Doug and his lovely wife, Mary, live in the Prescott, AZ area. He has a daughter, son, two granddaughters, and a grandson.



Yaan Gulledge
Co-Founder
Chief Alliance Officer
Founding Community Member

Yaan's favorite quote is, "Be kind to others as everyone we meet carries a great burden."

Yaan is an inventive entrepreneur and a devoted advocate for local community, sustainable food sources, and socially and ecologically responsible business. He has over 11 years of experience in team building, product launch, and business automation. Yaan seeks to create a culture of altruism within a team of collaborators. Generosity defines his professional purpose, and he believes that "work" is accomplished through what we can contribute to the quality of life everywhere.

Yaan has enjoyed a long and close relationship with the alternative energy and sustainable technology community. Together with other thought leaders in the space, he has helped to launch multiple ecological and diet-related programs, one of which produced over $1M in online sales during the first month alone. He manages the help desks and communications, designs software, and is responsible for copywriting, creating systems and protocols, editing, and works to ensure everyone in the company has what they need to move the project forward.



Cory Moran
Chief Field Officer
Corporate Trainer
Founding Community Member

Cory enjoys his life to the fullest every day, and he never forgets to laugh!

Failing forward for years and countless companies, Cory has found a home as the kulaBrands Chief Field Officer and was the first community member to serve on the Board of Directors. Cory's responsibilities for kulaBrands include field liaison to the Community, teaching daily influencing classes, social media trainer/motivator, graphic designer for swag, logos, products, promos and social media ads, field support including emails, Facebook posts, and three-way calls to promote membership. Cory is also the kulaBrands Facebook group/chat administrator.

Cory has always been a competitive person. From high school sports to sibling rivalry, he always gives 100% in everything he does. Cory received a bachelor's degree in Graphic Design from Flagler College, St. Augustine, FL in 1999. After college, Cory worked in his field, creating logos, marketing, and advertising work for several different companies but soon felt like he needed more out of life. His passion for others and the need to help better the quality of other's lives, he searched for a holistic way to heal people. Cory earned his Massage License in 2009 from the Healing Arts Center in St Louis, MO and was soon touching many more lives from professional athletes to people

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

suffering from stress and physical, mental, and emotional ailments. As rewarding as Massage had been for Cory, he still wanted to be able to help more people on a more massive level. And that's when he had found Network Marketing and Online Opportunities. For over 13 years now, Cory has been a part of many companies with mild success to huge failures. He earned a car bonus, iPads, awards, recognition, and money. However, the one thing that always eluded Cory was the ability to help everyone he influenced to achieve the level of success they desired from the Network Marketing industry, which was the reason they joined in the first place.

Cory has finally found the company that is changing the industry and lives around the world. He is married to his beautiful wife, Lisa, and has an amazing stepdaughter, Reagan. They live in Midlothian, VA, with their two rescue dogs and three rescue cats.



Steve Kanelos
Advisor
Founding Community Member

"If you don't find a way to make money while you sleep, you will work until you die" - Warren Buffett

"If somebody offers you an amazing opportunity, but you are not sure you can do it, say yes – then learn how to do it late" - Richard Branson

Steve started his sales career after a 9-year tenure in the luxury goods market working in the areas of manufacturing, inventory control, purchasing, and customer service, achieving the position of National Sales Manager. The desire to be out in the field, engaging with people face-to-face led him to move south to manage a region vacated by one of his former sales reps due to retirement.

Steve has held sales positions with major corporations, one of which is a subsidiary of Berkshire Hathaway. He has also served on multiple company boards and was a past President of the Eastern Jewelers Travelers Association.

As a kulaBrands Board Member, with an elected seat on the board of directors, Steve represents the members as the bridge between the member community and corporate.

Steve has pointed out on many occasions that, "kulaBrands is the only company I am aware of that lets a non-corporate member be elected to a seat on their Board. And, kulaBrands, the only company that has a policy like this, turns out to be the one that doesn't need it in the first place due to the integrity, ethics, and transparency of this corporation and its leaders."

Steve enjoys travel, especially to beach locations and is an avid fan of rock and roll music.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



Morgan Gantner
Executive Assistant to the CEO
Inventor Liaison
Founding Community Member

Morgan's favorite quote is "Make life vibrant and meaningful, rise in the morning with determination, go to bed with satisfaction, in between strive for perfection.

Morgan is Executive Assistant to the CEO of kulaBrands and works directly as the Inventor Liaison. She manages the CEO's daily calendar, schedules meetings, and assists the inventors through the process of becoming a kulaBrands project. She works tirelessly making sure everything runs smoothly to get the inventors introduced to the member Community and onto their crowdfunding campaigns. Morgan manages zoom conference meetings for the CEO and inventors, builds brand campaigns for kulaFunded, Kickstarter and Indiegogo, and edits software. Morgan also has a key role with the initial inventor onboarding process.

Morgan joined the kulaBrands staff in March 2016 as the first Customer Relations representative. Her responsibilities included phone and email support responding to member questions and issues using Zendesk, a customer service support ticket software, and Infusionsoft® Marketing Software. She ensured that members received answers within 24 hours.

Morgan is eager to tackle challenges and is a team player. She was responsible for interviewing and hiring entertainment and childcare for past kulaBrands events. She also planned and organized event decorations, activities, and personally provided member transportation from the airport to the event location. As an event facilitator, Morgan assisted members as necessary with questions, directions, and reservations. Also, at the event, Morgan provided a presentation on Customer Service.

Morgan attended Scottsdale Community College to pursue a degree in Elementary Education. She has also worked in several different roles, such as assistant teaching, sales, front desk management, and planning events. These positions include assistant teacher at Mission Montessori Academy, Sports Authority cashier and sales, and front desk and childcare for Mountainside fitness.

Her favorite things include helping kulaBrands run successfully, keeping things in order, living a happy and fulfilled life, and keeping her loved ones close.



Dodie Long
Accountant
International Shipping
Inventor
Founding Community Member

"If you are always trying to be normal, you will never know how amazing you can be." - Maya Angelou

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Dodie Long has a bachelor's degree in Accounting with over 30 years of bookkeeping and accounting experience for all types and sizes of companies. She, along with her husband, Ron, has owned and managed all facets of company operations. She also served 6 years as CEO of a 50-year-old publishing company where she managed book production, staff management, sales, accounting, and marketing.



Deborah Caswell
Executive Production Manager
Corporate Trainer
Founding Community Member

Deborah's commitment and dedication to the kulaBrands vision inspire co-workers and Community members always to believe and move forward.

Deborah's responsibilities for kulaBrands include pre-production, hosting, and post-production activities of the weekly member update call. She also hosts live opportunity webinars and project launch parties; creates and edits promotional and campaign videos; delivers live community training on current project one-time actions; teaches daily live mindset and personal development classes and provides admin support to members.

Deborah's background is in enterprise software development, product management, project management, financial software implementation, and user support. She has thrived in dynamic growth and high-pressure environments and effectively managed several diverse tasks. Known for her drive and determination, Deborah successfully builds and motivates the kulaBrands Community.



Dawn Clifton
VP of Software Systems Development
Founding Community Member

Dawn's favorite quote is "The best way to find yourself is to lose yourself in the service of others."
- Mahatma Gandhi

Dawn thoroughly enjoys being a kulaBrands Community member and has contributed to the corporate team for nearly 3 years. She leads content management design vision (design/development through production implementation) that meets long-term business goals and user needs. She oversees all phases of the user experience software development process from defining requirements, wireframing user flows, testing prototypes and executing launches, and is lead collaborator with a team of Developers. She evangelizes UX design vision and the importance of UX design across the company, and acts as spokesperson and representative to senior management and outside departments, and across all customer touch points.

Other current responsibilities include corporate software trainer, content developer, social media expert, meeting host, back office design, back office and all company websites maintenance, executing commission and royalty payouts, community tech support, reporting design, financial assistant, graphic design, web design (GunBaiL, HomeSafe1st, DigieBot, kulaBrands, kulaBrands Ultimate Fundraising), app design/maintenance (GunBaiL,

16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

HomeSafe1st, kulaBrands, Romeo/Sangahz), technical support for inventor presentations, YouTube maintenance, meeting planner, AV support, and conference speaker.

Her professional background includes 12 years database administration, 20 years web development and maintenance, 4 years Graphical User Interface (GUI) development, 5 years Structured Query Language(SQL) reporting, 10 years blog design and maintenance, 25 years technical support, 9 years sales, 20 years customer support, 15 years project management, 3 years writing technical manuals and standard operating procedures.

Dawn has a home near Denver, CO. She enjoys hiking, mountain climbing, fishing, camping, gardening, scrapbooking, traveling, photography, all things kula, and mostly spending time with family. She has a daughter who attends Baptist Nursing School and homeschool's her 10-year old son.



Michelle Shore
VP of Software Systems Development
Application Engineer
CIW Certified Web Developer
Founding Community Member

"You don't get paid for the hour. You get paid for the value you bring to the hour." –
Jim Rohn

Michelle oversees technology systems across the organization and develops strategies to ensure that they work well together. She helps guide the organization through continued expansion, production delivery, and a sustained high pace of new project development. She leads all phases of the software development process from defining requirements, wireframing user flows, testing prototypes, managing project milestones, and executing launches.

Michelle works closely with other developers during build processes and manages necessary design assets to specify requirements to the development team. She assists in critical decision-making regarding technology selection, balancing feature and operational priorities, and sets high standards for quality and on-time delivery.

In collaboration with other managers and engineers, she evaluates existing applications and their UX/UI (User Experience/ User Interface) effectiveness. Michelle also provides software training, web and mobile app design, back office and website maintenance, and executes commission and royalty payouts.

Michelle has over 22 years of Web Development and Internet Marketing experience where she drove the creative direction of websites and continually analyzed and improved design elements, architecture and server technology to optimize the user experience, including SEO (Search Engine Optimization).

Combined with 13 years in the travel industry as a Certified Travel Consultant, Certified CLIA Cruise Specialist, and Travel Marketing Strategist, she is also Founding Member of the Global Social Media Managers Association.

Michelle's academic credentials include an Honor's diploma in Travel and Tourism Management from Career Canada College in Toronto, Canada and an Honor's diploma in E-commerce Web Development and Internet Marketing from triOS College in London, Canada.

In her "spare time," Michelle continuously studies to stay on top of her trade. She also enjoys music, reading, traveling (cruises) and visiting children's hospitals, hospices and airports with her Therapy Dog, Cheyenne.

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



Dolly Hiller
Director of Public Relations

"First, think. Second, dream. Third, believe. And finally, dare." - Walt Disney

Dolly's career began in radio where she worked for several New England radio stations and held various positions on-air and in marketing before holding the position of Marketing Director for a national computer newsstand IDG Communications publication. At IDG she found her passion for Public Relations and quickly segued into promoting classical music concerts at the New England Conservatory, Boston as well as for other aspiring musicians in mainstream music at various Boston venues. In 1997, she worked on the hottest toy craze, Crazy Bones. Soon after Crazy Bones, Dolly founded her PR Company, Creative Press and has provided public relations services for consumer products and services. In 2007, she was invited by Governor Charlie Christ to Breakfast at the Governor's Mansion in Tallahassee, FL for Hispanic Week; statewide, only ten Hispanic-owned business owners were invited to the Governor's breakfast.



Rhonda Benbo
Business Development Catalyst
Founding Community Member

"Outstanding people have one thing in common – an absolute sense of mission." – Zig Ziglar

Rhonda is a results-driven sales and marketing executive with a distinguished career in the beauty products industry with an emphasis on product positioning in international markets. As Vice President of International Sales for Creative Nail Design, Rhonda grew global distribution from 4 to 65 counties, while building the international division into one of the most profitable sales channels in the company. She is a strategic, hands-on leader with extensive industry knowledge and exceptional relationship management skill who excels at building, developing, and managing profitable distributor networks across expansive markets. Thirty plus years in sale and marketing makes Rhonda ideal to work with small business owners to create long-range strategic strategies.

Rhonda joined kulaBrands in the early days as a member and has worked on the corporate team for the last year. Her focus at kulaBrands is working with the inventors to develop, roll-out, and manage consumer availability programs through retail expansion and direct-to-consumer sales. She has a roll-your-sleeves-up work ethic that fits perfectly into the kulaBrands culture.

Rhonda has a passion for her work as a CASA (Court Appointed Special Advocate) for children in the foster care system and has a goal of creating a non-profit that supports Forster youth with education opportunities as they age out of the system. She loves to give new life to old furniture through paint and make jewelry. She lives in San Diego, CA, with a small herd of furry friends.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**



Marc Harper
Retail Marketing Liaison

"Consistency is the Mother of Luck…"

Marc comes from a family with a very long history as entrepreneurs…you might say it's in his blood. He was taught the importance of a strong work ethic very early in life. As a youngster, Marc always had lemonade stands, a lawnmowing business, newspaper routes, and even a painting business. During the summers he would also go around the neighborhood collecting unwanted trinkets from neighbors and have a yard sale. Marc was always involved in school fundraiser programs and consistently outsold his classmates. In high school, Marc was involved in DECA (Distributive Education Clubs of America). In the DECA Program, he would go to work at HEB Grocery Store in the early morning before school and then go back to work after school and did this throughout the 10th-12th grade. Post high school, Marc earned his AA from Tyler Junior College, BBA from Baylor University, and 2 MA Degrees from Southwestern Seminary.

In 1997, Marc started working for a small Dallas company that had a very creative entrepreneurial spirit. It was then he began traveling to Asia up to 6 or more times a year working with the manufacturers producing products for the U.S. market. Marc has a passion for taking newly developed products to market and has been involved with placing those products in drug stores, department stores, DRTV, HSN, QVC, Direct to Consumer Catalogs, as well as Bangtail Envelope Programs. Marc has a powerful sense of 'do unto others' and tries consistently to treat others as he would like to be treated.



Karen D. Clair
COO, HealX Nutrition
Sales and Marketing Director

Karen oversees the day-to-day operations of HealX Nutrition. She trains the in-field sales team and implicates marketing strategies to increase affiliates and sales for HealX Nutrition.

Karen D. Clair is an entrepreneur, marketing consultant, social media expert, inspirational speaker, director, and a professional top network marketing earner. She has always had a passion for relationship building.

After receiving her degree in Marketing in the 1990s, she decided to pursue a career in Medical Aesthetics.

Karen is a natural-born entrepreneur with over 20 years' experience ranging from Corporate Management, Master Distribution, Training, and Directing Sales.

Rising to the top of several companies, traveling throughout the United States leading an organization of like-minded network marketers, she has a passion for sharing amazing opportunities with those who are ready for financial freedom and income to add value to their lives, organizing functions, event speaking, and travel coordinating.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

Karen is established in marketing, business management, leading in the industry, graphic design, medical sales, social media consulting, media sales in both the radio and digital space, working with musicians, cause marketing, and NPO's (501c 3).

Karen is a wife, mother, marketer, specialist, and professional networker.



Heather Carr
Customer Support Staff
Founding Community Member

"kulaBrands will be a game-changer and a blessing to so many."

Heather embraced the "vision" and joined kulaBrands in February 2016. She sees kulaBrands as offering hope to so many people around the world. She is a Founding Member and now works in the Customer Service Department. Her responsibilities include phone and email support, along with a myriad of tasks to assist the Community members.

Heather loves the outdoors, has a heart for animals, music, and laughter! She loves the ocean, hiking, gardening, and reading. Heather is passionate about being proactive for health and wellness and preserving the environment.

Heather worked for 28 years for a major airline in their in-flight department, as well as their customer service department. She worked in the mortgage industry for many years and has owned two small businesses. She will tell you that the best experiences of her life have been traveling the world and interacting with cultures other than her own.

Heather shares that it is now time to be a part of something far bigger than herself; something that will make our world a better place. She is grateful and excited for what is to come with kulaBrands.



Orenda Dadkhah
Customer Support Staff

Orenda's favorite Quote is, "Don't just aspire to make a living, aspire to make a difference!"
Denzel Washington

Orenda joined the kulaBrands Support Staff, Corporate Team in November 2016. She came to kulaBrands as a member in January 2017 and started in one of the first few classes in the Mastery of Influencing classes with Cory Moran. After building her community base through influencing new members and blessing their lives, she wanted to help make a difference on a bigger scale. She resides in Northern Texas with her husband and four children, ages 20, 18, 14, and 12.

Orenda works alongside Heather Carr and Sharona LaBrosse in Support, to provide the best customer service to our members and support them in their journey with kulaBrands, whether they are new, or seasoned members. That includes working closely with Software, Programming, and Developers that are working to build our amazing business model and help give feedback for a more user-friendly platform, according to member feedback.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

She enjoys making a difference in each person's life, to the best of her ability. Another of her favorite sayings is "Want for your brother/sister, what you want for yourself," which is why she feels so at home with kulaBrands. Finding common ground with each person is of utmost importance, and this is the heart of our community here at kulaBrands. The future is bright, and she is anxious to get to the point where we can do amazing social work in areas of immense need on a global level! It is all about creating value around you and being an active, intentional human being and kulaBrands is the vehicle to get there!



Sharona LaBrosse
Customer Support Staff
Founding Community Member

Sharona's favorite quote is, "Work joyfully and peacefully, knowing that right thoughts and right efforts inevitably bring about right results." – James Allen

When presented with the kulaBrands concept in 2016, immediately Sharona's thought was **'If somebody offers you an amazing opportunity**, but you are not sure you can do it, say yes – then learn how to do it later!' and that's what she did in April 2016 when she joined as a Founding kulaBrands Community member along with her husband, Mitch.

With a year to retirement and with much more to give to this world, she learned "the how to do it" quietly behind the scenes. Then upon retirement in March 2017, Sharona immediately joined the Influencer Classes where she remains a dedicated, daily student in the studies of motivation, influencing and supporting and encouraging others. In February 2019, Sharona joined the corporate ranks in kulaSupport where she works providing support and assistance to new members and seasoned members alike in the activities of daily kula living while maintaining her "I'm a member first" with her commitment to the inventors and artists of kulaBrands as well as her success. Working for "kulaBrands Corporate" was on her bucket list and now achieved.

Sharona is a proud Canadian with her previous career of 36 years with the Ontario Government administering Social Assistance. Her Customer Service skills have continued beyond retirement, and she gets to continue to talk all day, every day, now to those in kulaBrands Corporate, members, and the entrepreneurs. Sharona is committed to attending all kula events, and this meets her love of travel and adventure and meeting new people. Sharona encourages others to attend kula events, as well, for learning, camaraderie and family well-being and a whole lot of fun.

Sharona enjoys time with her grandbabies, gardening, fishing, and peaceful and tranquil living on Lake Kipawa, Quebec with her husband, Mitch.

Her kula "vision" starts with taking care of her foundation to open opportunities to find other creative ways to make the world a better place both locally and globally. Mission trips in the Caribbean are on her agenda, as well. Locally, she is intent on starting a foundation called "*Sleep Well*" to provide "new" beds and bedding for folks in need and is dedicating proceeds from a couple of kula projects to this cause.

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50



Dawn McIntyre
Customer Support Staff
HealX Nutrition
Founding Community Member

"A thankful heart is not only the greatest virtue but the parent of all other virtues."

Dawn is an entrepreneur at heart, with over 20 years of management in the health and beauty industry.

As part of the HealX Nutrition team, Dawn is an energetic team leader possessing exceptional customer service and management skills with a proven ability to work well under pressure and in fast-paced business environments. Dawn also has a strong desire to learn new things and strives to excel in all aspects of life.



Carolyn Smith
Customer Support
HealX Nutrition
Founding Community Member

"Everything will be ok in the end, if it's not ok, it's not the end."

Carolyn has been in the workforce since the age of 16. Her work experience has spanned a variety of industries.

As a teenager, and as most kids do, Carolyn's work ranged from pumping gas, cashiering, and waitressing to sales and service and managing the family convenience store business. From there, Carolyn cooked in the hospital kitchen and then managed a Subway Franchise.

Carolyn lived in British Columbia, Alberta, and now reside in the province of Saskatchewan where she drives a school bus and works part-time for kulaBrands.

After 20-plus failed attempts at network marketing over the last 30 years, finding kulaBrands has shown Carolyn the holy grail of residual income. "I have found my home, and I am doing everything in my power to grow the community and serve it to the very best of my ability."

Carolyn has one grown son, and she is excited to be a part of this amazing business venture so she can leave him her kulaBrands legacy.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**



Vickie Terry
Special Projects Coordinator
Technical Editor
Founding Community Member

"How long should you try? Until." – Jim Rohn

Vickie's contribution to kulaBrands includes documenting processes and procedures, creating reporting spreadsheets, editing webpages, presentations, and marketing materials, and assisting on various tasks as needed. She also supports inventors with order status and tracking, editing project updates for crowdfunding platforms, and responding to customer emails.

Vickie has over 25 years of experience working as a proposal manager and technical data expert in the aerospace industry. She has worked in development, management, and production of new business proposals securing more than $100 million of new business and contract awards.

Vickie takes personal ownership of every assignment to deliver compelling products with a keen eye toward detail and correctness. Her knowledge of current business processes and timelines allowed her to manage large proposal teams comprised engineers, scientists, graphic artists, production, and administrative personnel. She can multi-task, deliver successful presentations, and work effectively under pressure while meeting contractual schedules and deadlines. Vickie's calm and confident personality enhances her ability to parachute in on any project and deliver success while maintaining a pleasant work environment. She maintains a positive attitude, creativity, enthusiasm, and a strong motivation and commitment to success.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

(1) We are a new company. We were formed in 2016 and have limited revenue. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(2) We have created a new service. There are no other companies doing what kulaBrands does. We do not have any competitors to which we can benchmark our success or our projections.

(3) We operate in a regulated industry. Certain multilevel marketing laws may apply to our business model and are subject to change.

(4) We may be subject to additional regulation. Our business model, or the products we promote, may become subject to additional regulation in the future. It could be difficult or expensive to comply with future regulation.

(5) We are controlled by our officers and directors. Our officers and directors currently hold the majority of our voting common stock, and at the conclusion of this offering will continue to hold a majority of the company's voting common stock. Peter Gantner and Doug Kyle own a class of common stock that entitle them to ten votes per share, while all other common stockholders are entitled to one vote per share. Peter Gantner and Doug Kyle will maintain voting control of kulaBrands after this offering.

(6) It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is difficult to accurately assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

(7) The offering price is based on perceived value. The price of the shares available in this offering were set by kulaBrands using a qualitative measure of value and growth opportunity. The price does not reflect a relationship to its assets, net worth, or objective criteria.

(8) Reliance on key personnel. As an early stage company, kulaBrands is reliant on its current management team and key officers. If kulaBrands loses a key member of its management team, it may face significant challenges in continuing effective operation.

(9) Litigation. kulaBrands has, and will continue to have, involvement with a wide variety of products, inventors, members, suppliers, and customers. This increases the chance that kulaBrands may face litigation. Litigation can be expensive and could put a significant strain on kulaBrand's ability to operate.

(10) Dilution. kulaBrands may issue more stock in the future, which could dilute your ownership.

(11) Limited transferability and liquidity. You are acquiring the shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the shares. No public market exists for the shares and no market is expected to develop.

(12) You can lose 100% of your investment. Many small business startups fail kulaBrands is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

(13) Locating Products and Customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to inventor, member and customer requirements and offer products and services that meet customer demands. If we are unable to attract new customers and/or retain new inventors, members, and customers, our business, results of operations and financial condition may be materially adversely affected.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(14) Scalability of Software. Our business model relies on software and other technological resources to track sales and payments to members. If we experience rapid growth, we may be required to scale the software and resources, which could be expensive. It may also be very difficult to scale the software and resources and may require significant time.

(14) Second Regulation Crowdfunding Offering. This is our second Regulation Crowdfunding offering. We are conducting another offering because of a need for capital. We have spent virtually all of the capital raised in our first Regulation Crowdfunding offering.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

The offering will be used to launch new marketing campaigns and strategies aimed at member and inventor recruitment as well the support of general operations.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$40,014.00	$534,973.50
Less: Offering Expenses	$2,800.98	$21,400.00
Net Proceeds	$37,213.02	$513,573.50
Use of Net Proceeds		
A. Software Development	$10,000.00	$85,000.00
B. Operating Expenses	$10,000.00	$228,000.00
D. Salaries	$10,000.00	$100,000.00
E. Marketing	$7,213.02	$100,000.00
F. Other/reserves		$573.50
Total Use of Net Proceeds	$37,213.02	$513,573.50

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has determined a minimum purchase quantity of shares per investor for this offering, which has been set to 8 shares per investor. The Company has also set a minimum offering proceeds figure (the

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

"Minimum Offering Proceeds") for this Offering of $40,014 After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, TruCrowd will direct the Escrow Agent to release the money (less funding portal and escrow fees) to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are issuing shares of Common Stock with Voting Rights at an offering price of $28.50 per share.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	*Amount Authorized*	*Amount Outstanding*	*Voting Rights*	*Other Rights*
Class A Common	1,000,000	484,793	One vote per share	N/A
Class B Common	500,000	500,000	Ten votes per share	N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class A Common Stock securities are being sold pursuant to the offering. These securities are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share, which significantly entrenches their ability to control company decisions.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

FP:

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).


5 Valuation Methods
$ 8,069,261
Scorecard
$ 6,281,333
Checklist
$ 62,783,610
Venture Capital
$ 50,028,960
DCF with LTG
$ 89,355,112
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).
The full valuation report (25 pages) is part of this offering and is to be found on the in the Offering's Documents Section.


Low Bound
$ 51,356,000
Pre-money valuation
$ 61,084,679
High Bound
$ 70,813,000

The valuation was calculated at pre-money $61,084,679**.**

The Company decided to sell this offering at a pre-money valuation of **$**28,066,600.50**.**

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The right to demand current distributions from an operating business is limited. A majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits.

You have a very limited right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. Your right to control or influence the company is very limited.

You will have limited rights, if any, to have your interest bought out.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Peter Gantner	$ 135,000	3%	When the company is able	No other terms

25. **What other exempt offerings has the issuer conducted within the past three years?**

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
9/26/2016	4(a)(2)	Class A Common Stock and Class B Common Stock	400,000 Class A Common Stock and 500,000 Class B Common Stock	Sold for par value; General Operations
1/10/2017	4(a)(2)	Class A Common Stock	1,000 Class A Common Stock	Sold for par value; General Operations
5/19/2017	4(a)(2)	Class A Common Stock	8,000 Class A Common Stock	Awarded as compensation for services rendered
6/8/2017	4(a)(2)	Class A Common Stock	800 Class A Common Stock	Awarded as compensation for services rendered
7/29/2019	4(a)(2)	Class A Common Stock	13,500 Class A Common Stock	Awarded as compensation for services rendered
7/29/2019	4(a)(2)	Class A Common Stock	25,000 Class A Common Stock	In exchange for discharge of debt
6/8/2017-1/28/2018	4(a)(6)	Class A Common Stock	50,793 Class A Common Stock	Operations

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No, for all four options.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

KulaBrands, Inc. is currently in expansion mode, which requires cash flow to maintain its growth. At any time KulaBrands can increase its cash flow by reducing expenses. The expenses are not out of the normal scope of expenditures for the steady growth of a company that is in year four of startup. While at this time the company is low on cash flow, it has all the ability to maintain viability, but aggressive growth will be harder to achieve without a cash flow influx.

Each month the company continues to grow its membership and has maintained a solid plan to keep the increase of membership growth steady.

Momentum is increasing on royalty revenue as inventors/entrepreneurs are also moving into steady revenue growth. The support of KulaBrands assists in their growth to pay more royalties.

KulaBrands also maintains an ecommerce website that is an additional cash flow generator.

The company does support loans to inventors/entrepreneurs, but key founders of the company are not putting pressure to pay the money back short term. KulaBrands does expect payback on a long term basis. KulaBrands will continue to provide small loans to inventors/entrepreneurs that have the ability to grow to bring more royalties to the community.

KulaBrands has very little liability in the form of funds borrowed, with the exception of a loan from the key founder . The founder has no set time frame for payback of the loan and will not require the company to pay it back until KulaBrands is in a positive cash flow position from standard revenue growth. KulaBrands, Inc. is in a positive status of debt to income ratio.

FINANCIAL INFORMATION

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Reviewed financials begin on next page.

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

KulaBrands, Inc.
Years Ended December 31, 2018 and 2017
With Independent Accountant's Review Report

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

kulaBrands, Inc.
Financial Statements

Years Ended December 31, 2018 and 2017

Contents

1

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
kulaBrands, Inc.

I have reviewed the accompanying financial statements of kulaBrands, Inc., which comprises of the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
July 25, 2019

2

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(This page intentionally left blank.)

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	**$ 94,864**	$ 272,363
Accounts receivable, net of allowance for doubtful accounts of $11,097 and $6,705 at December 31, 2018 and 2017, respectively.	**33,290**	20,114
Loans receivable	**229,979**	53,500
Membership dues receivable, net of allowance for doubtful accounts of $20,173 and $33,123 at December 31, 2018 and 2017, respectively.	**80,694**	132,492
Total current assets	**438,827**	478,469
Software development (net of amort. of $21,841) *(note 1)*	**93,518**	-
Patent (*Pending*) *(note 2)*	**122,732**	122,732
Deferred tax asset *(note 3)*	**-**	-
Total assets	**$ 655,077**	$ 601,201
Liabilities and Stockholders' Equity		
Current liabilities:		
Interest payable	**21,206**	16,077
Total current liabilities	**21,206**	16,077
Total long-term liabilities	**-**	-
Total liabilities	**21,206**	16,077
Stockholders' equity:		
Class A Common Stock, par value $0.0001: *(note 4)*		
Authorized shares, 1,000,000		
Issued and outstanding shares, 446,293	**45**	45
Paid-in capital	**426,782**	377,640
Class B Common Stock, par value $0.0001: *(note 4)*		
Authorized, issued and outstanding shares, 500,000	**50**	50
Stockholders' loan	**251,487**	200,508
Retained equity (deficit)	**(44,493)**	6,881
Total stockholders' equity	**633,871**	585,124
Total liabilities and stockholders' equity	**$ 655,077**	$ 601,201

See Independent Accountant's Review Report.

4

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.

Statements of Operations

	December 31,	
	2018	**2017**
Revenue		
Revenue-membership	$ **218,643**	$ 497,328
Revenue-merchandize	**701,872**	364,782
Revenue-event income	**59,007**	-
Revenue-royalty income	**71,016**	34,003
Revenue-software fees	**219,345**	-
Less: bad debt expense	**(4,392)**	(39,828)
Less: refunds	**(6,890)**	(2,151)
Net revenues	**1,258,601**	854,134
Less: Cost of goods sold	**1,158,882**	669,388
Gross Profit	**99,719**	184,746
Expenses:		
Accounting fees	**25,295**	11,859
Advertising and promotion	**500**	38,645
Amortization expense	**21,841**	-
Bank charges	**1,335**	771
Computer and internet expenses	**4,501**	1,074
Legal and professional fees	**35,999**	39,748
Office expense	**2,160**	2,131
Telephone expense	**2,586**	2,732
Travel and Meals	**35,670**	30,846
Total operating expenses	**129,887**	127,806
Operating income (loss)	**(30,168)**	56,940
Other expense		
Interest expense	**21,206**	16,078
Net income (loss)	$ **(51,374)**	$ 40,862

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock		Paid-in	Retained Equity	Stockholder's	Total
	Class A	Class B	Capital	(Deficit)	Loan	
Balance at December 31, 2016	$ 40	$ 50	$ -	$ (33,981)	$ 52,952	$ 19,061
Net Income	-	-	-	40,862	-	40,862
Common stock issued	5	-	-	-	-	5
Paid-in-capital	-	-	377,640	-	-	377,640
Stockholder's loan	-	-	-	-	147,556	147,556
Balance at December 31, 2017	$ 45	$ 50	377,640	$ 6,881	$ 200,508	$ 585,124
Net Loss	-	-	-	(51,374)	-	(51,374)
Paid-in-capital	-	-	49,142	-	-	49,142
Stockholder's loan	-	-	-	-	50,979	50,979
Balance at December 31, 2018	$ 45	$ 50	426,782	$ (44,493)	$ 251,487	$ 633,871

See Independent Accountant's Review Report.

6

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

KulaBrands, Inc.

Statements of Cash Flows

	December 31, 2018	2017
Operating activities		
Net income (loss)	**$ (51,374)**	$ 40,862
Add: Amortization expense	**21,841**	-
Decrease in inventory	**-**	8,984
Decrease in prepaid expenses	**-**	6,771
Increase in accounts receivable	**(13,176)**	(20,114)
Increase in loans receivable	**(176,479)**	(53,500)
Increase (decrease) in membership dues	**51,798**	(127,322)
Decrease in accrued expenses	**-**	(3,500)
Increase in interest payables	**5,129**	16,077
Net cash used by operating activities	**(162,261)**	(131,742)
Investing activities		
Software development	**(115,359)**	-
Patent	**-**	(122,732)
Net cash used in investing activities	**(115,359)**	(122,732)
Financing activities		
Loans from shareholders	**50,979**	147,556
Proceeds from capital contribution	**49,142**	377,645
Net cash provided by financing activities	**100,121**	525,201
Net (decrease) increase in cash and cash equivalents	**(177,499)**	270,727
Cash and cash equivalents at beginning of year	**272,363**	1,636
Cash and cash equivalents at end of year	**$ 94,864**	$ 272,363

See Independent Accountant's Review Report.

7

FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,404**	**$40,014.00**	**$37,213.02**
Maximum Amount	**18,771**	**$534,973.50**	**$513,573.50**

kulaBrands, Inc.

Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

kulaBrands, Inc. (the Company), a Delaware corporation, is a patent pending business model in the collaborative home based business space. The patent is based on reverse royalties which is a royalty paid by an inventor, or an artist, etc. for kulaBrands' community supporting them in the three key areas need to build a successful brand/company. The three areas are reward based crowdfunding, social branding/marketing and social selling. This is all accomplished using proprietary software, internet, crowdfunding platforms and social media sites.

To accomplish this, kulaBrands operates the kulaBrands.com and kulafunded.com websites and community (the "Community"). The Community membership is governed by member specific agreements to explain the rights, obligations, and terms of membership with kulaBrands. As a community driven company, the Company aims to include the members in the management and operation decisions of kulaBrands and welcomes their thoughts and suggestions regarding their agreement. By joining this Community, as a member they agree to the terms and conditions of the signed agreement (including the Compensation Plan).

In addition to members receiving reverse royalties, mentioned above, members also pay a one-time join-in fee of $199.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years. Software is amortized over 3 years.
Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

8

FP: ▲ truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.

Notes to Financial Statements (continued)
December 31, 2018

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Patent (product development cost)

The company has decided that patent (product development) costs has indefinite life.

3. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

Tax Year	Tax (expense) benefit- Federal	Tax (expense) benefit - State	Tax Year benefit expires
2018	$ 10,275	$ 4,470	2038
2017	(8,172)	(3,555)	
Deferred Tax Asset	2,103	915	
Less Valuation allowance	(2,103)	(2,103)	
Net Deferred tax asset	$ -	$ -	

See Independent Accountant's Review Report.

9

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

kulaBrands, Inc.

Notes to Financial Statements (continued)
December 31, 2018

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. All matters submitted to a vote of stockholders will be voted on by the holders of Class A and Class B Common Stock voting together as a single class on all matters including the election of directors, except as otherwise expressly provided.

Both stocks were issued at par $.0001. CEO, holds 24% and 70% of class A and class B stock, respectively.

5. Commitments and Contingencies

As of the date of issuance of financials July 25, 2019, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through July 25, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

10

FP: **truCrowd**

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to [insert applicable date]:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No
        (B) engaging in the business of securities, insurance or banking?
        ☐ Yes ☑ No
        (C) engaging in savings association or credit union activities?
        ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

FP: ▲ truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after [insert applicable date], then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April, 20 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: kulabrands.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

11.0 STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between kulaBrands, Inc., a Delaware corporation ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of kulaBrands, Inc. (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Class A Common Stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be TWENTY-EIGHT DOLLARS AND FIFTY CENTS ($28.50) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to TWENTY-EIGHT DOLLARS AND FIFTY CENTS ($28.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document (in the event that the shares are uncertificated) evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This section shall be binding upon any transferee of the Securities.

  i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name

FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

(but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

FP: ⏷ truCrowd

🔶 kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

1,404 Class A Common Stock at $28.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,404	$40,014.00	$37,213.02
Maximum Amount	18,771	$534,973.50	$513,573.50

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
    Name _____
    Email _____

    (b) If to Seller:
    Name: Peter Gentner, Chief Executive Officer
    Email: Peter@kulabrands.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   Peter Gantner_____
(Name)   (Name)
_____   President_____
(Position)   (Position)